

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

>**Re: Cuprina Holdings (Cayman) Limited**
>**Amendment No. 1 to Registration Statement on Form F-1**
>**Filed May 16, 2024**
>**File No. 333-277731**

Dear David Quek Yong Qi:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Underwriting
Lock-up Agreements, page 162

1.   Please revise to specify the exceptions to the lock-up agreements.

General

2.   Please revise the cover pages of both the primary and resale prospectuses to clearly state, if true, that the selling shareholders may not commence their resale of shares until after the IPO closes. Please also revise to clarify, if true, that neither the primary offering nor the resale offering will proceed if your ordinary shares are not approved for listing on Nasdaq.

3.   We refer to your explanatory note regarding the two prospectuses for the primary and secondary offering as well as your registration statement cover page which appears to

indicate that the resale offering will be made pursuant to Rule 415. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09. In your response, please tell us whether either of the selling shareholders have business or familial relationships with employees or affiliates of your company.

4. We note your disclosure on your resale prospectus cover page and page ALT-2 that your selling shareholders may sell their securities through one or more transactions that may take place in ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Please confirm your understanding that the retention by a selling shareholder of a dealer or underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Please also revise Item 9 to provide the undertakings required by Item 512(a) of Regulation S-K.

5. Please revise the cover page of the resale prospectus so that it does not assume the prior consummation of your primary initial public offering and listing of your Class A ordinary shares on Nasdaq.

    Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mathew Lewis, Esq.